November 21, 2023

VIA EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jennifer Monick

Mr. Mark Rakip

Re:	Medical Properties Trust, Inc.

MPT Operating Partnership, L.P.

Form 10-K for the Year Ended December 31, 2022

File No. 001-32559

Dear Ms. Monick and Mr. Rakip:

This letter is being furnished in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission in connection with the Commission’s comment letter dated November 7, 2023 to R. Steven Hamner, Executive Vice President and Chief Financial Officer of Medical Properties Trust, Inc. (the “Company”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2022. To assist you in reviewing our responses, we have preceded each response below with a copy (in bold type) of the Staff’s comment as stated in your letter.

Form 10-K for the Year Ended December 31, 2022

Significant Tenants

Total Assets by Operator, page 13

1.

We note your response to our prior comment 1 wherein you stated that at December 31, 2022, total assets of your top five operators are generally comprised of real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans. We note your inclusion of a table labeled total assets by operator on page 21 of your Form 10-Q for the quarterly period ended June 30, 2023. However, we are unable to locate disclosure clarifying the nature of the assets that are associated with an operator (i.e. real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans). Please confirm that in future periodic filings you will include the previously requested disclosure clarifying the nature of the assets associated with an operator, or tell us why you believe such clarifying disclosure is not necessary.

We respectfully acknowledge the Staff’s comment. Beginning with the Company’s Form 10-Q for the Quarter Ended September 30, 2023 (the “Q3 2023 10-Q”), we disclosed the nature of the assets that are associated with our operators. This disclosure is included on page 24 of our Q3 2023 10-Q as Footnote (1) under the total assets by operator table in Note 3 and reads as follows: “Total assets by operator are generally comprised of real estate assets, mortgage loans, investments in unconsolidated real estate joint ventures, investments in unconsolidated operating entities, and other loans.” We will continue to include this disclosure in our future periodic filings.

2.

Please tell us when you expect to amend your Form 10-K for the fiscal year ended December 31, 2022 to include audited financial statements of Steward Health Care System LLC as of and for the year ended December 31, 2022.

We will file the audited financial statements of Steward Health Care System LLC (“Steward”) as of and for the year ended December 31, 2022 via Form 10-K/A promptly upon receipt of such audited financial statements and respective auditor consents. Based on recent discussions with Steward, we expect to receive the audited financial statements and auditor consents prior to December 31, 2023.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P. by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer